SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 17)

STATE BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

855716 - 10 - 6
(CUSIP Number)

FOR THE YEAR ENDED DECEMBER 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  STATE BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
  11 - 3223168
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) _____
                                                            (b) _____

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

  JERICHO, N.Y.

--------------------------------------------------------------------------------
NUMBER OF               5 SOLE VOTING POWER

SHARES                          0
                                --------------------------------------------------------
                        6 SHARED VOTING POWER
BENEFICIALLY
                          1,200,985
                                --------------------------------------------------------
OWNED BY                 7 SOLE DISPOSITIVE POWER

EACH REPORTING      0
                                --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER
PERSON WITH
                         1,200,985
                ---------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,200,985

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

   X
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.35
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12 TYPE OF REPORTING PERSON

   EP
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 Page 2 of 4 pages

Item 1.
     (a)  Name of Issuer - State Bancorp, Inc.
     (b)  Address of Issuer's Principal Executive Offices – Two Jericho Plaza, Jericho, N.Y.  11753

Item 2.
     (a)  Name of Person Filing - State Bancorp, Inc. Employee Stock Ownership Plan
     (b)  Address of Principal Business Office - Two Jericho Plaza, Jericho, N.Y
     (c)  Place of Organization - New York State
     (d)  Title of Class of Securities - Common Stock
     (e)  CUSIP Number - 855716-10-6

Item 3. - If  this  statement  is  filed  pursuant  to  Rule 13d-1(b), or 13d-2(b),  check whether the person filing is a:

     (f)     X            Employee Benefit Plan, Pension Fund which is subject
     ----------------- to the provisions of the Employment Income Security
                             Act of 1974 or Endowment Fund

Item 4.  -  Ownership
    (a) Amount  Beneficially Owned – 1,200,985 shares
    (b) Percent of Class - 7.35
    (c) (i) sole  power to vote or direct  the vote - 0 shares
    (c) (ii) shared power to vote or direct  the vote – 1,200,985 shares
    (c) (iii) sole power to dispose or to direct the disposition of – 0 shares
    (c) (iv) shared power to dispose or to direct the disposition of - 1,200,985 shares

Item 5.
    DOES NOT APPLY

Item 6.
On December 31, 2009, participating employees had rights to receive dividends from their share of the 1,200,985 shares of Common Stock that were allocated to their accounts under the Employee Stock Ownership Plan as of that date. Participants can elect to have cash dividends distributed to them or to have cash dividends reinvested in Common Stock.

Page  3  of  4  pages

Item 7.
    DOES NOT APPLY

Item 8.
    DOES NOT APPLY

Item 9.
    DOES NOT APPLY

Item 10.  -  Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	By:	/s/ Brian K. Finneran
Date		Brian K. Finneran
Chief Financial Officer

Page 4 of 4 pages